Exhibit 12.1

Statements re: Computation of Ratios

	Nine Months Ended September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Fixed charges(1)	$89,622	$181,324	$224,884	$202,037	$131,099	$70,184
Preferred stock dividends	4,462	5,929	4,749	4,044	3,901	369

Combined fixed charges and preferred stock dividends	$94,084	$187,253	$229,633	$206,081	$135,000	$70,553

Fixed charges	$94,084	$187,253	$229,633	$206,081	$135,000	$70,553
Income (loss) from continuing operations	96,464	55,049	(5,178)	(11,441)	22,275	49,980

	$190,548	$242,302	$224,455	$194,640	$157,275	$120,533

Deficiency	$—	$—	$(5,178)	$(11,441)	$—	$—

Ratio of earnings to combined fixed charges and preferred stock dividends	2.03	1.29	0.98	0.94	1.17	1.71

(1)	Fixed charges consist of interest expense on all indebtedness.

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